CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

December 16, 2022 Via EDGAR Filing

Re:       iStar Inc. Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of iStar Inc., a Maryland corporation, we hereby transmit for filing under the Securities Act of 1933, as amended, a registration statement on Form S-4 relating to the registration of shares to be issued by iStar to the stockholders of Safehold Inc., a Maryland corporation, in connection with the previously-announced all-stock merger between iStar and Safehold pursuant to the Agreement and Plan of Merger, dated August 10, 2022.

For the information of the staff of the Securities and Exchange Commission, we have also transmitted for filing today a Form 10 registration statement for Star Holdings, a Maryland statutory trust. Star Holdings is currently a wholly-owned subsidiary of iStar that has been formed to own and manage certain assets of iStar that will be separated from iStar prior to the merger of iStar and Safehold. iStar plans to distribute all of the common equity interests of Star Holdings to the stockholders of iStar shortly before the closing of the merger.

The filing fee for the S-4 Registration Statement in the amount of $199,489.55 has been paid in full.

If you have any questions about the above-referenced S-4 Registration Statement, please contact Kathleen L. Werner of Clifford Chance US LLP, counsel to iStar, at (212) 878-8526.

Very truly yours,

/s/ Kathleen L. Werner

Kathleen L. Werner, Esq.

Clifford Chance US LLP